

Mail Stop 3561

February 5, 2009

Mr. Alan Donenfeld
Chief Executive Officer and Chief Financial Officer
TimberJack Sporting Supplies, Inc. c/o Paragon Capital LP
110 East 59th Street, 29th Floor
New York, New York 10022

> **Re: TimberJack Sporting Supplies, Inc.**
> **Item 4.01 8-K Filed February 3, 2009**
> **File No. 000-52352**

Dear Mr. Donenfeld:

We have reviewed your filing and have the following comments. We have
limited our review to the above-referenced filing. Where indicated, we think you should
revise your document in response to these comments. If you disagree, we will consider
your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed February 3, 2009

1.   Our records show your file number as 0-52352 rather than 333-135774 that
appears on the cover page. Please revise to include the correct file number.

2.   Please disclose whether the decision to change accountants was recommended
or approved by the board of directors or any audit or similar committee of the
board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-
K.

3.   Please specifically state whether Moore resigned, declined to stand for re-election or was dismissed and the date thereof, as required by paragraph (a)(1)(i) of Item 304 of Regulation S-K.

4.   Please revise your disclosure in the first paragraph to state that you engaged Conner & Associates, PC and the date of engagement. Refer to Item 304(a)(2) of Regulation S-K.

5.   Please note that you are required to file an updated letter from Moore stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant